Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Centricus Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated December 31, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Centricus Acquisition Corp. as of December 18, 2020 and for the period from November 24, 2020 (inception) through December 18, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251856), of Centricus Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

February 3, 2021